February 19, 2020

Peter Altman, Ph.D.
Chief Executive Officer
BioCardia, Inc.
125 Shoreway Road, Suite B
San Carlos, CA 94070

       Re: BioCardia, Inc.
           Registration Statement on Form S-1
           Filed February 13, 2020
           File No. 333-236404

Dear Dr. Altman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Michael J. Danaher, Esq.